

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

<u>Via Facsimile</u>
Randall J. Lanham
Eco Ventures Group, Inc.
Chief Executive Officer
7432 State Road 50, Suite 101
Groveland, FL

> **RE:** **Eco Ventures Group, Inc.**
> **Form 8-K**
> **Filed June 2, 2011**
> **File No. 000-52445**

Dear Mr. Lanham:

We issued comments to you on the above captioned filing on June 7, 2011 and re-faxed the letter on September 16, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by November 14, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by November 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director